SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X    Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

SIGNATURES

CNH Launches Used Equipment Locator For
Case IH and New Holland Brands Worldwide

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest IL (February 4, 2003) CNH Global N.V. (NYSE:CNH) today announced the global implementation of its Used Equipment Locator system, as an integral part of its multi-brand, multi-distribution agricultural strategy. Initially available in North America, the full implementation of the program for the Case IH, New Holland and Steyr dealers is expected to be completed by the end of 2003 with complete functionality in nine languages.

“The Used Equipment Locator system is the most comprehensive and sophisticated currently available in the industry.” said Will Bushell, Global Re-Marketing Manager. “Professional management and inventory control of used equipment has never been so vital to dealers as it is today. Our quality used equipment is being sought after by more and more customers. This system will help our dealers and us match the supply with that demand, while helping to improve all aspects of inventory management and capital tied to used equipment.”

Following a successful pilot program, involving approximately 400 New Holland dealers, CNH has partnered with Tom Rowe & Associates for the implementation of the Used Equipment Locator. This substantially enhanced, brand-specific business system allows dealers to display all their used machinery whether available for sale now, or arriving at a future date, irrespective of model, type or manufacturer.

The Used Equipment Locator allows dealers to display full specifications and multiple photographs of any machine placed into the system, giving potential customers unrivalled remote-inspection capabilities. The detailed search engine offers a selection of more than 40 parameters such as brand, equipment type, specification, age, horsepower, geography and price. In addition the system can be used for inventory and sales team management. It provides multiple reporting tools, historical data archiving, customer profiling and will be linked to other business systems to maximize and simplify its use.

The Used Equipment Locator site can be accessed via the www.newholland.com or www.caseih.com homepages, following the link for used equipment or by using the Dealer Locator to find the used equipment or dealer nearest to you.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback
Darlene M. Roback
Assistant Secretary

February 4, 2003